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                                                                      EXHIBIT 50


SK Parent Corp. Confirms Financing for Philip Services'
Contribution in Place to Complete Safety-Kleen Acquisition

NEW YORK--(BUSINESS WIRE)--March 5, 1998--SK Parent Corp., a company owned equally by Philip Services Corp. (NYSE: PHV), affiliates of Apollo Management, L.P. and affiliates of The Blackstone Group, today confirmed that CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce [NYSE:BCM], had reaffirmed its commitment to finance Philip's $200 million equity contribution to SK Parent. SK Parent has offered to acquire all shares of Safety-Kleen Corp. (NYSE:SK) for $27 per share in cash.

Philip, Apollo and Blackstone have each committed to contribute $200 million in cash to SK Parent as equity. Apollo and Blackstone's respective $200 million equity commitments are also in place. To finance the remaining portion of the offer, SK Parent will borrow under a $1.5 billion credit facility that is fully underwritten by The Chase Manhattan Bank and Canadian Imperial Bank of Commerce. That facility has been fully syndicated.

On February 9, 1998, Safety-Kleen's Board of Directors reaffirmed its recommendation that Safety-Kleen shareholders vote in favor of the SK Parent merger. A special meeting of Safety-Kleen shareholders to vote on the merger agreement with SK Parent is scheduled for March 9, 1998. SK Parent intends to consummate the merger as soon as practicable after the certification of a favorable vote of Safety-Kleen shareholders.

Philip Services is a fully integrated resource recovery and industrial services company, with operations throughout the United States, Canada and the United Kingdom. Philip provides steel, copper and aluminum processing and recovery services, together with diversified industrial out-sourcing services, to all major industry sectors.

Apollo Management is a private merchant banking firm with in excess of $5 billion of assets under management that specializes in private equity and debt transactions. The Blackstone Group is a private investment bank, affiliates of which sponsor corporate private equity and real estate funds with aggregate commitments of $5 billion.